Consent of Independent Registered Public Accounting Firm


The Board of Directors
Euroweb International Corp.:


We consent to the use of our report dated March 23, 2005, with respect to the consolidated balance sheet of Euroweb International Corp. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003 included herein and to the reference to our firm under the heading "Experts" in the Form SB-2 registration statement.

Our report also contains an explanatory paragraph that states that the consolidated financial statements give retroactive effect to the purchase of Euroweb Rt.. by the Company on February 29, 2004 which has been accounted for as a combination of entities under common control in a manner similar to a pooling of interests.

/s/KPMG Hungaria Kft.
Budapest, Hungary

April 21, 2005